James River Group Holdings, Ltd.

32 Victoria Street
Hamilton, Bermuda HM 12

December 9, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Registration Statement on Form S-1
of James River Group Holdings, Ltd.
File No. 333-199958

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, James River Group Holdings, Ltd. (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:45 P.M. (EST) on December 11, 2014, as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”).

The Registrant hereby acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

James River Group Holdings, Ltd.

By:	/s/ J. Adam Abram
	Name: Title:	J. Adam Abram Chief Executive Officer and Chairman of the Board

[Signature Page to Acceleration Request]